KEMESS SOUTH MINE
LOCATED IN THE PROVINCE OF
BRITISH COLUMBIA, CANADA

TECHNICAL REPORT
ADDITIONAL EAST PIT RESERVES

PURSUANT TO NATIONAL INSTRUMENT 43-101 OF THE
CANADIAN SECURITIES ADMINISTRATORS

PREPARED FOR
NORTHGATE MINERALS CORPORATION

Gordon Skrecky P.ENG.
Chief Mine Geologist
Kemess Mine
Northgate Minerals Corporation

May 31, 2007

17.2.9 Economic Parameters for Reserve Estimates	29
17.2.10 Mining Recovery and Mining Dilution	30
17.2.11 Low-Grade Stockpile	31
18.0 Other Relevant Data and Information	32
18.1 2004 Reconciliation	32
18.2 Gold Grade Adjustment	32
19.0 Interpretation and Conclusions	33
20.0 Recommendations	34
21.0 References	35
22.0 Date	36
23.0 Additional Requirements for Technical Reports on Development Properties and Production Properties	37
23.1.1 Mining Operations	37
23.1.2 Metallurgical Processes	37
23.1.3 Concentrate handling	38
23.1.4 Production Forecast	38
23.2 Recoverability	38
23.3 Markets	39
23.4 Contracts	39
23.5 Environmental Considerations	39
23.6 Taxes	40
23.7 Capital and Operating Expenses	40
23.8 Economic Analysis	41
23.9 Payback	41
23.10 Mine Life	42
24.0 Illustrations	43
Figure 1.0 Location Map Kemess Property
Figure 2.0 General Property Geology
Figure 3.0 Infrastructure
Figure 4.0 Adjacent Properties
Figure 7.1 Plan Geology 1095 Elevation
Figure 7.2 Plan – East Pit Reserve Outline
Figure 11.1 Drill Hole Locations
Figure 17.1 Pit slope Design Angles by Wall Sector

List of Tables
Table 6.1 Historical Mineral Resources and Reserves
Table 6.2 Historical Property Production
Table 9.3 Hypogene Alteration Types
Table 11.1 Summary of Drilling
Table 16.1 Historical Throughput at Kemess
Table 16.2 Historical Recoveries at Kemess
Table 16.3 Historical Pay Metal Production at Kemess
Table 17.1 Economic Parameters Specific to the Resource Estimate
Table 17.2 Mineral Resource Estimate
Table 17.3 Mineral Reserve Estimate
Table 17.4 Project Limits and Model Cell Sizes
Table 17.5 Geology Unit Names and Block Model Codes
Table 17.6 Alteration and the Block Model Codes
Table 17.7 Specific Gravity
Table 17.8 Specific Gravity Eastern Extension
Table 17.9 Economic Parameters for the Reserve Estimate
Table 17.10 East Pit Economic Parameters for the Reserve Estimate
Table 17.11 Mining Factor
Table 18.1 2006 Reconciliation with the Mineral Resource-Reserve Model
Table 18.2 Gold Grade Adjustment
Table 23.1 Equipment Fleet for the Mine
Table 23.2 Life of Mine production forecast
Table 23.3 Operating results 2004-2006
Table 23.4 Annual cash Flow Forecast
Table 23.5 Sensitivity Analysis

1. Summary

This technical report (the "Report") has been prepared to provide technical information underlying the revised estimates of mineral reserves and mineral resources of the Kemess South porphyry copper-gold Deposit. These revised reserves and resources are based on additional diamond drilling undertaken in 2006 and re-evaluate the currently inactive East Pit. The previously identified 11 million tonnes of indicated resources in the East Pit have been added to and converted to 17,930,000 tonnes of Proven Reserves (see table below).

See the previous 43-101 report by Brian O'Connor for details on the mine's location and deposit type.

In December 2001 an independent qualified person submitted a Form 43-101F1. The technical report was filed on SEDAR in the same month and subsequent addendums were filed in February of the following year. In April 2005 a revised Form 43-101F1 was submitted by Kemess Mines Ltd. The April report was prepared in house by Brian O'Connor PGeo, Chief Mine Geologist. The technical report was filed on SEDAR in April 2005. The current report was written as required under National Instrument 43-101 of the Canadian Securities Administrators to address a "change in…mineral resources or mineral reserves from the most recently filed technical report".

Mineral Reserve Estimates Kemess South Mine

Mine	Tonnes	Cu %	Au g/mt	Category
East Pit	17,930,000	0.15	0.30	Proven
West pit*	49,280,000	0.21	0.61	Proven
Total	67,210,000	0.19	0.53	Proven

Mineral Resource Estimates Kemess South Mine
Mine	Tonnes	Cu %	Au g/mt	Category
Kemess South	0	0	0

*Note: West pit total includes stockpiles and is as of December 31, 2006.

The mineral resource model data was derived from core holes. The geotechnical data was derived from core holes drilled into the pit walls. Economic evaluations are based on metallurgical testing, actual operations and annual reconciliations. Operating costs are based on the past experience at the operation. The mineral reserve and resource estimates have been estimated in accordance with the Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") on August 20, 2000.

Based on the economics used and the actual mining experience and reconciliation of the model used for the reserve and resource estimates for the Kemess South pit, the reserve and resource estimates are valid.

The diamond drill resource model will continue to be monitored on a monthly basis and the grade adjustment factors will continue to be checked against the blasthole and mill data on an annual basis.

2.0 Introduction and Terms of Reference

2.1 Terms of Reference

The Kemess South deposit is presently being mined. Additional diamond drilling carried out in 2006 has been used to upgrade the previous East Pit resource into reserve status in this report. This report has been prepared by the author pursuant to National instrument 43-101, "Standards of Disclosure for Mineral Projects" and Form 43-101F1, Technical Report.

2.2 Purpose of the Technical Report

This report was prepared to enable Kemess Mines Limited to comply with the requirement of National Instrument 43-101 to file a technical report to document the changes in reserves at the Kemess Mine. This report addresses the upgrading of the East Pit Indicated Resource to Proven Reserve.

2.3 Sources of Information

Information and data for the report were obtained from independent consultant reports and Kemess staff.

2.4 Field Involvement of the Qualified Person

Gordon Skrecky P.Eng., Chief Geologist of the Kemess South Mine, has been associated with the operation since June, 2006. Mr. Skrecky works at the site and is responsible for all aspects of the geological work at the minesite, including ore reserve and resource estimation.

2.5 Definitions
<I>	diameter
AECL	Atomic Energy of Canada Limited
Ag	Silver
AMEC E&E AMEC	Earth and Environmental
Au	gold
CDN	Canadian dollars
Cu	copper
EM	Electromagnetic
g/mt	grams per metric tonne
Kemess	Kemess Mine
lb	pound
m	metre
MRDI	consulting firm
Northgate	Northgate Minerals Corporation
NTS	National Topographic System
PAG	Potentially Acid Generating
Pb	lead
SAG	Semi-Autogenous Grinding
SEDAR	System for Electronic Document and Retrieval
USD	US dollars
VLF	Very Low Frequency
Zn	zinc

3.0 Reliance on Other Experts

The author of the report relied on geotechnical work and subsequent reports carried out by geotechnical experts from Knight Piesold in Vancouver, BC, and in part on the geostatistical analysis by AMEC Mining and Metals Consulting Group of Toronto Ontario. Some of the assumptions put forth in this report are based on historical mine and mill performance. It is expected, but not guaranteed, the historical performance will continue going forward.

4.0 Property Description and Location

The Kemess property encompasses 34,735 hectares. The Kemess Mine is 430 km northwest of Prince George, British Columbia approximately 57°02' north longitude, 126°47' west latitude on NTS map 94/E2.

The property includes one active mining lease (#354991) and 213 surrounding and contiguous mineral claims. Legal surveys have been completed for mining lease #354991. The mine is covered under Mining Lease #354991, which is active until September 2015. There are two mining leases at Kemess North. Tenure #410732 (950 hectares), and Tenure #410741 (106 hectares).

The Kemess Property is owned and operated by Northgate Minerals Corporation. Northgate Minerals Corporation holds the surface rights to the property through their mineral claims and mine leases.

The property is comprised two deposits, Kemess South and Kemess North, which are 5.5 km apart The elevation at the Kemess Mine property has a range from 1,300 m to 1,800 m above sea level. The Kemess South deposit is below the local tree line. The Kemess North deposit is in an alpine environment approximately 100m to 150m above the tree line (see Figure 4.0).

There are currently royalties of 1.62% of gross revenues to Trilon Bancorp Inc. on the Kemess South operation. There is an additional 2% NSR royalty on the NOR 7 claim, in the southwest corner of the pit, held by the DLC Syndicate I (1985) Exploration Limited Partnership. The latter agreement has an advance royalty of $60,000 CDN annually. Northgate states that there are no royalties or other financial encumbrance against the Kemess North project.

The current Kemess Operations operate under the following permits:

M96-03 Project Approval Certificate (Issued April 29, 1996)

M206 Approving Work System & Reclamation Program

PE 15335 (Main Effluent Permit) - Tailings Storage Facility & Associated Works, RBC, Mill & Accommodation Site Runoff & Open Pit Water – issued December 8, 1998.

PR14928 Refuse to the Ground/Active Waste Rock Dump – issued July 29, 1997

AR15157 Refuse and Air Contaminants from the Construction Camp – issued September 9, 1997

BCG07761 Special Waste Consignor Identification Number – issued February 18, 1998 Explosives Storage and Use Permits

No. 682 - The main Magazine storage of explosives and detonators – issued January 21, 1998

No. 1168 - Magazine storage for avalanche explosives and detonators – issued February 14, 1997

OTH00123 Gas Permit – issued October 27, 1998, Renewed Annually Boiler operator Certificates

09-12586-99 Radioisotope License

080221125 Radio License – issued March 25, 1997

10943 MoTH Road Use Permit (367.3 km to 435.22 km) Road Use Permits (RUP) MOF - Issued December 10, 1996

01-7829.01-99 (Finlay Rd)

01-7829.08-99 (Finlay – Osilinka Rd)

01-9147.01-99 (Thutade Forest Service Rd)

01-SS22414-97 (24 Small rd sections, i.e. Nation Dump Rd, Modeste Mainline, Blackpine FSR, Manson Dump Rd) Special Use Permits (SUP) MOF - Issued February 21, 1997

S17447 (Mine site Access Roads)

S22850 (Cheni Mine Road transfer) includes old S13088

S24513 (power line access roads)

110851 Conditional Water License (East Kemess Creek, Serrated Creek. & South Kemess Creek.)

110454 Conditional Water License Kemess Lake

C116035 Conditional Water License Kemess Creek

MX-13-69 Mineral & Coal Exploration Activities & Reclamation Permit Waste Rock Dump Permit

PE 15257 Air Emissions – pending

Environmental obligations for the current operation include:

Presently, Kemess South has a Reclamation & Closure plan document with the BC Ministry of Energy and Mines. The Reclamation & Closure plan is updated every five years. During the operational phase, the primary focus of the Reclamation & Closure plan is reclamation. Upon mine closure, the Reclamation & Closure plan will focus on permanent closure. Northgate is updating its Reclamation & Closure plan that will lay out the closure plan and time lines for implementation.

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Please see the 43-101 report by Brian O'Connor, April 28, 2005 for details for this section.

6.0 History

Pacific Ridge Resources Ltd. (Pacific Ridge) staked the area of the Kemess South deposit in 1983. Exploration programs were subsequently carried out by Pacific Ridge Resources Ltd. and Anaconda Canada Ltd. (Anaconda) in 1984; St. Philips Resources Inc. (St. Philips) in 1988 and the Kemess South Joint Venture between El Condor Resources Ltd. (El Condor) (60%), operator, and St. Philips Resources Ltd. (40%) from 1990 to 1993. In 1991, Rio Algom Explorations Inc. (Rio Algom) acquired claims adjoining the west and south sides of the Kemess South Joint Venture claim holdings.

The initial work on the property by Pacific Ridge and Anaconda consisted of a limited diamond drilling program to test a gold-copper-molybdenum soil geochemical anomaly. This drilling identified porphyry style gold-copper-molybdenum mineralization, but grades were considered too low and the property was dropped. St. Philips carried out IP surveys, geochemical surveys and reverse circulation drilling, which marginally expanded the mineralized area: The Kemess South Joint Venture completed a major delineation diamond drilling program and various ancillary works, including IP and geochemical surveys. In 1992, Rio Algom drilled five holes totalling 1,745 m to further delineate the deeply buried western extension of the Kemess South deposit. In late 1993 the Kemess South Joint Venture acquired the claims held by Rio Algom. By the end of 1993 a total of 26,314 m of diamond drilling in 156 holes had outlined a substantial gold-copper deposit that was amenable to open pit development.

In 1994 the Kemess South Joint Venture conducted a 9-hole, 1,867 m in-filling drilling program. In 1996, Royal Oak Mines Inc. (Royal Oak) acquired the Kemess South property and drilled 22 due diligence holes totalling 3,316 m. In 1998 Royal Oak commenced Operations from the Kemess South ore body. These operations went into receivership in 1999. In 2000 Northgate Exploration bought the property out of receivership. Production from the property since the original start-up is given in Tables 6.1.

Table 6.1 Historical Property Production
Operator	Year	Waste	Ore	Grades		LOM Ore
		Mined	Milled	Mill Head		Milled	Mill Head
		Tonnes	Tonnes	Cu %	Au g/mt	Tonnes	Cu %	Au g/mt
Royal Oak	1998	1,950,000	7,482,909	0.220	0.6*	7,482,909	0.22	0.6
Royal Oak	1999	6,447,355	14,113,460	0.212	0.644	21,596,369	0.215	0.629
Northgate	2000	20,530,155	14,089,000	0.222	0.779	35,685,369	0.218	0.688
Northgate	2001	17,592,635	15,366,500	0.251	0.855	51,051,869	0.228	0.738
Northgate	2002	25,533,575	17,308,300	0.236	0.724	68,360,169	0.230	0.735
Northgate	2003	35,239,000	18,633,000	0.225	0.702	86,993,169	0.229	0.728
Northgate	2004	37,411,000	18,589,000	0.231	0.735	105,582,169	0.229	0.729
Northgate	2005	31,711,000	19,168,000	0.219	0.641	124,750,169	0.228	0.715
Northgate	2006	25,826,000	18,233,978	0.244	0.763	142,984,147	0.230	0.722

Note 1: *Estimate as figures from this period are not considered reliable

Table 6.2 contains the historical mineral resource and mineral reserve estimates from December 31, 2000, including the resource and reserve estimates which are the subject of this report. The estimates in the table have been rounded to the nearest 10,000 tonnes and to two decimals for grade. All estimates listed in Table 6.2 have been prepared in accordance with the "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines," adopted by the CIM Council on August 20, 2000

Table 6.2 Historical Mineral Resource and Reserve Estimates

Operator	Year	Reserve			Resource			Total
	End	Ore	Grades		Ore	Grades		Ore	Grades
		Milled	Mill Head		Milled	Mill Head		Milled	Mill Head
		1000	Cu	Au	1000	Cu	Au	1000	Cu	Au
		Tonnes	%	g/mt	Tonnes	%	g/mt	Tonnes	%	g/mt

Northgate	2000	145,910	0.24	0.65	56,110	0.16	0.39	202,020	0.22	0.58
Northgate	2001	132,590	0.23	0.70	56,000	0.16	0.39	188,590	0.21	0.61
Northgate	2002	109,360	0.23	0.71	47,950	0.17	0.48	157,310	0.21	0.64
Northgate	2003	91,720	0.23	0.70	52,210	0.17	0.49	143,930	0.21	0.62
Northgate	2004	86,810	0.22	0.67	21,150	0.18	0.37	107,960	0.21	0.61
Northgate	2005	68,235	0.21	0.64	11,000	0.18	0.40	79,235	0.21	0.61
Northgate	2006	49,280	0.21	0.61	10,142	0.16	0.33	59,422	0.20	0.56

7.0 Geological Setting

Please see the 43-101 report by Brian O'Connor, April 28, 2005, for details on the deposit's geological setting.

A typical plan prepared by the Kemess geology staff shows the general geology of the Kemess South deposit. This is reproduced as Figure 7.1 (plan at elevation1260). The general stratigraphic section, from youngest to oldest, is Toodoggone Formation, leach cap ore, supergene ore, hypogene ore, Takla Group rocks and Asitka Group rocks. The Asitka Group to the north has been uplifted by a steeply south dipping east west striking block fault to end up against the hypogene ore. This block faulting occurred before the deposition of the Toodoggone formation resulting in the Toodoggone directly overlying the Asitka north of the block fault without the intervening Takla Group. The ore dips about 16 degrees to the southwest under the Toodoggone formation.

Figure 7.2 shows a vertical projection of the ore to be mined in the current east pit walls. The pit outline shows the revised east end merged with the ultimate west end pit. The contoured point north of the ore to be extracted shows strip material rehandled from the west pit remaining within the old ultimate east pit extents. The ore to be extracted is shaded.

8.0 Deposit Types and Mineralization

Please see the 43-101 report by Brian O'Connor, April 28, 2005, for details on the deposit type and typical mineralization.

9.0 Ore Types

Supergene and Leach cap ore are mineralogically similar and make up 12% of the remaining ore to be mined.

Hypogene ore represents 88% of the material to be mined in the West Pit and East pit extension. Chalcopyrite is the main copper mineral species, with minor bornite. Gold is present mainly as free gold or electrum. The hypogene total includes minor mineralized basement Takla (2% of total ore) which is mineralogically very similar to the hypogene due to the alteration present.

The hypogene ore at Kemess South has been broken down into the categories shown in Table 9.3. Most of the hypogene material to come from the east pit is Code 4 or 5.

Code	Alteration
1	Moderate to Intense Chlorite\Sericite
2	Moderate Chlorite\Sericite with Potassium Feldspar component
3	Potassium Feldspar with a weak to moderate Chlorite\Sericite component
4	Weak Sericite- Weak Potassium Feldspar
5	Weak sericite

Table 9.3 Hypogene Alteration Types

10.0 Exploration

Numerous exploration programs have been carried out over the years on the Kemess South deposit (See table 11.1 below).

Follow up drilling was carried out on the east end in 2004 and 2006.

Forty-two holes drilled in 2004 were for exploration and definition purposes. These holes were completed under the supervision of Kemess Mines staff. The program was multi purpose. Three areas of the Kemess South pit were explored, namely:

  The hypogene mineralization and Takla Group volcanics in the south-west quadrant of the pit,
  Hypogene mineralization in the south-east quadrant of the pit,
  A native copper showing in the Toodoggone Formation in the northwest quadrant of the pit.

Drilling in the southwest portion of the pit intersected Takla Group volcanic rocks with an alteration assemblage similar to that at Kemess North, albeit without economically significant amounts of base or precious metal mineralization. This drilling also tested the western extension of the hypogene mineralization currently being mined. This mineralization was demonstrated to extend to the west but it is too deep to be mined under the current mine plan.

Drilling in the southeast part of the pit was designed to upgrade resource material to reserve status. This objective was not achieved as the material was of insufficient grade to become reserve material under the then current conditions.

Drilling in the northwest part of the pit was designed to test a native copper showing which occupied the erosional plane between the Asitka Group cherts and the overlying Toodoggone Group volcaniclastics.

The 2006 drilling program was spurred by rising copper prices and revisited the east end mineralization as well the areas detailed below:

1) Three holes were drilled west of the west pit to investigate a fault offset portion of the main ore bearing quartz monzonite.

2) One geotech hole was drilled to verify the orientation and location of a major block fault just west of the main pit.

The east end program was designed to roughly double the drill density in the immediate east pit wall area and collect additional material for metallurgical test work.

The procedures followed in the field and through the interpretation stage of exploration have been professional. Various crews under the supervision of professional geologists carried out the exploration work. It is considered that the reliability of the data obtained with exploration is very high.

11.0 Drilling

Since 1984, 55,699 m in 334 diamond drill holes have been completed at the Kemess South deposit. The drill spacing was completed on 50 metre sections with 100m spacing between holes on a section. The subsequent section of drill holes are offset 50m in a north-south direction from the previous section of drill holes. The configuration creates five-point spacing. Britton Brothers Diamond Drilling Ltd. was the sole drill company used to complete the holes drilled between 1996 and 2004. Suisse Diamond Drilling completed the 2006 program. A summary of the type and extent of the drilling is listed in Table 11.1, Figure 11.1.

						Assayed
Period	Hole Prefix	Purpose of Drilling	Holes	Metres	Core Size	Samples
1984	84	Exploration	6	323	NQ	137
1988	88	Exploration	11	870	NQ	254
1990	90	Exploration	22	3,856	NQ	1,808
1991	91, RIO91	Exploration	126	21,365	NQ	7,868
1992	92, RIO92	Exploration	23	5,189	NQ	536
1994	94	Exploration, Definition	9	1,868	NQ	716
1996	96	Geotechnical, Definition	22	3,316	NQ	901
1999	99	Geotechnical, Definition	14	2,194	NQ, NQIII	345
2000	2000, ABA00, HYG	Geotechnical, Definition	20	2,205	NQ, HQ	112
2002	PR-02	Definition, Metallurgical	3	653	NQ	337
2003	HS, HR, 2003	Geotechnical, Definition	8	1,786	NQ	672
2004	KS-04, KE-04, DDH-04	Exploration, Definition, Geotechnical	46	9,240	NQ	3,195
2006	KS-06, KE-06	Exploration, Definition, Geotechnical	24	2,835	NQ	1,305

Table 11.1 Summary of Drilling

Kemess staff surveyors were used to survey in the collar of the holes prior to the rig moving off the set-up. Downhole surveys were completed with Sperry-Sun and Flex-IT survey tools. The drill holes at Kemess South are of vertical to near vertical orientation. Drill hole data was digitally recorded by Northgate Mineral employees at the mine site into an access database to be collated with collar and down hole survey data as well as assay data. Completed hole logs are printed and checked to ensure that they are complete and accurate.

Core recovery is generally very good and averaged 96% for the latest phase of drilling.

12.0 Sampling Method and Approach

Sample length was determined by the geology of the deposit, sample lengths were generally 2 metres in length and respected lithologic boundaries. The previous Table 11.1 contains a listing of drill holes and number of samples. The area covered is 1900 metres in an east west direction and 900 metres in a north south direction.

All of the samples from the drilling programs since 1999 have been analyzed off-site at commercial laboratories. The 1999 series of holes and a few of the 2006 samples were analyzed at the Kemess assay lab in 2000 and 2006. The assay lab has an industry standard quality control and assurance program. The assay values for the 1999 drilling were checked against the blasthole values in the drillhole vicinity. A good correlation was found and the 1999 series of holes have been included in the reserve resource calculation.

A rigorous quality control procedure is followed which includes:

1) The routine introduction of blanks, duplicates and standards.

2) Routine verification of primary crushing and pulverization through screen analysis.

3) Commercially prepared certified standards from Rocklabs were used in the QAQC. These standards were selected to closely match the matrix of the material sampled and appropriate grade ranges.

4) Reject duplicates were used to measure the precision of the lab used.

The quality control for the east pit program was run in conjunction with an exploration program at Kemess North. The blanks used indicated that no significant or systematic contamination of the samples occurred during analysis. The quality control standards reported within industry accepted +/- 3 standard deviation error limits. The duplicate matched-pair analyses indicated acceptable precision levels of 7% for gold and 3% for copper in the grade ranges of interest, as calculated using the Thompson Howarth method. A complete write up on the quality control program is available in an internal report by Ron Konst, 2006 Drilling program sample preparation and analytical quality assurance report, March 7, 2007. The external assay lab also conducted it's own in house quality control program which was monitored by Kemess employees.

After reviewing the relevant data the current author is satisfied with the sampling methodology and quality control procedures used to verify the precision and accuracy of the assay results.

13.0 Sample Preparation, Analysis and Security

The drill core was logged by a small team of geologists, split using a rock saw, and then samples were passed through primary crushing. During the 2002 program, a portable sample preparation lab was leased from ALS Chemex. For the 2003 to 2006 programs, a sample-bucking facility was built near the mill area. The core samples were dried at 105°C for 3 hours then crushed to 80% passing 10 mesh using a Rhino jaw crusher at the mine site. Each sample is riffled twice to approximately 250 g using a ¼" Jones Riffle with one split being retained at the mine, and a 250 g sample sent to the lab. The remainder of the sample was discarded. The portion of sample retained at the mine site is kept in a plastic bag with a sample tag and stored in a plastic pail. The portion of the sample sent to the lab was placed in a plastic bag with a sample tag, shipped in a plastic pail with two security tags, the pail top was sealed and taped, by bonded air courier to an independent commercial lab in Vancouver for gold and copper analyses. A submission sheet was sent along with each pail of samples that included the name of the sample preparation person, the date, the sample numbers, the number of samples, and the numbers of the security tags.

Copper and gold assays for the 2000/2006 programs were done by Assayers Canada Laboratory in Vancouver and for the 2001 program by Bondar-Clegg Laboratory in North Vancouver. All samples are assayed for gold by fire assay and atomic absorption techniques and for copper by atomic absorption. The 250 g samples are pulverized to 90% passing minus 150 mesh to make a sample pulp. Copper assay was done by triple acid digestion, HCl - HNO3 - HBr, 2 gram, digestion in Teflon beakers, with an atomic absorption finish. Samples were also submitted to a one assay-tonne gold fire assay, 30 gram nominal sample weight fire assay fusion by lead flux with Ag collector, with an atomic absorption finish. A separate multielement scan was carried out using an aqua-regia acid digestion and ICP-AES analysis. All sample batches were subjected to Assayers Canada's internal quality control procedure.

The Kemess lab performs numerical control checks when the drill core samples are received for sample preparation and sample pulp packing. All coarse rejects are stored inside at the mine site. The core storage site near Kemess Lake is a well-organized facility. The remaining ½ cores are still in core boxes and are available for geology reviews as well as check assays.

Work completed by employees of the company included core logging, sample layout, sample splitting and preliminary sample preparation. A professional geologist oversaw all of the work from core logging to sample splitting and preliminary sample preparation, and shipping.

Chemex Labs is widely used by the mining and exploration industry and carries the highest certification as registered assayers, including ISO 9002, ISO: 9001:2000, and they are working towards ISO 17025. Assayers Canada, another widely used lab with ISO: 9001:2000, completed most of the assaying for the 2006 program with a minor number of samples also processed at the mine site assay lab.

14.0 Data Verification

The diamond drill data that is dated pre-1999 has been reviewed and verified by a number of professionals most notably MRDI in 1999.

a) Copper assay value (CUORG) on % basis
b) Native copper assay value (CUNAT) on % basis
c) Copper oxide assay value (CUOX) on % basis
d) Gold assay value (AUORG) in grams per tonne
e) Geologic domain (DOMN) including overburden, tertiary sediments, Takla sediments, Takla volcanics, leach cap ore, supergene ore and hypogene ore.

The author has been involved with the data set since June 2006. The database from 1999 forward was routinely reviewed in the past with respect to consistency of data entry and verified against original assay certificates by previous mine geology staff.

The geology is checked against the original drill logs. A very few data entry errors were found. Those errors were corrected. The current author has preformed a series of independent checks of the 1999 to 2006 drill programs that included collar locations down hole surveying and assays from original documentation. The database remains in good shape.

The data set is the basis of the block model used in the 2006 reconciliation in Section 18.1. The estimation from the block model and the actual mill production were within acceptable error.

The new block model was compared to the previous block model before the fill in drilling as part of the verification process. As the drill results visually appear very similar to the previous drilling it was no surprise to note that very little change occurred in the modeled grades. This served to confirm the grade estimates made.

15.0 Adjacent Properties

Please see the 43-101 report by Brian O'Connor, April 28, 2005, for details on adjacent properties. There have been no significant new developments since the last report. See Figure 4.0.

16.0 Mineral Processing and Metallurgical Testing

Please see the 43-101 report by Brian O'Connor, April 28, 2005, for details on mineral processing and metallurgical testing.

Kemess production improvements are displayed in Figures 16.1 through 16.3 below. Monthly throughput has improved steadily from as low as 582,000 t to as high as 1,796,000 t. Recoveries for copper and gold have improved from 63 and 60% to 88 and 75% respectively. Monthly pay metal production has climbed from 1,000 t of copper and 5,000 oz of gold to almost 4,000 t and 34,000 oz.

Figure 16.1: Historical Throughput at Kemess

Figure 16.2: Historical Recoveries at Kemess

Figure 16.3: Historical Pay Metal Production at Kemess

The periodic negative spikes in the copper and gold recoveries shown in Figure 16.2 often correspond to supergene mill campaigns. The rehandled nature of this stockpiled material causes recovery issues and inventory buildups in the mill circuit. This material makes up only roughly 11% of the remaining reserves at Kemess. Current mine strategy is seeking to eliminate these poorer recoveries by ceasing to stockpile this material and mill it as it is mined.

17.0 Mineral Resource and Mineral Reserve Estimates

In 2006, 24 additional drill holes were completed in and around the Kemess South pit. The drill holes were for exploration, definition and geotechnical purposes.

A 3D block model was completed in August 2006. The material identified as mineral reserves in this report is that economically mineable material identified in the 3D block model under the conditions identified in the reserve section that is within the limits of a designed pit built under the conditions explained in the reserve section. The material previously identified as a resource that has been converted into a reserve in this report was that material exclusive of the reserve estimate but within the design pit that would have been economically mineable if the price assumptions outlined in the resource section should be realized.

17.1 Mineral Resources

The mineral resource and reserve estimate for Kemess South was calculated by the author, who is Northgate's Qualified Person for Kemess South. The mineral resource model was used as the base for the mineral reserve estimate and mine plan.

17.1.1 Mineral Resources Classification

The mineral resource estimates have been classified in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM council on August 20, 2000. The reserve criteria are listed in Table 17.9, changes from those criteria for the resources are in Table 17.1.

Copper Price	USD $1.75/lb
Gold Price	USD $550/ounce

Table 17.1 Economic Parameters Specific to the Resource Estimation

17.1.2 Mineral Resource Estimates

The estimates were made from 3-dimensional block models utilizing commercial mine planning software (MineSight®).
Mine	Tonnes	Cu %	Au g/mt	Category
Kemess South	0	0	0

Table 17.2 Mineral Resource Estimate

17.2 Mineral Reserves

Table 17.3 summarizes the reserve estimate for the Kemess South mine. See details below for economic parameters used to evaluate the reserves and calculation procedures.
			Au
Mine	Tonnes	Cu %	g/mt	Category
East Pit	17,930,000	0.15	0.30	Proven
West pit*	49,280,000	0.21	0.61	Proven
Total	67,210,000	0.19	0.53	Proven

Table 17.3 Mineral Reserve Estimate

*Note: The west pit total includes stockpiled material and is as of December 31, 2006.

17.2.1 Model Data and Geological Model

The model parameters are listed in Table 17.4. The model used all of the drill holes and assays listed in Table 11.1 of the drilling section.

				Block Dimension	No. of
Mine	Axis	Minimum (m)	Maximum (m)	(m)	Blocks
	X (East)	8800	11000	20	110
Kemess South	Y (North)	9100	10600	20	75
	Z (Elev.)	600	1440	15	56

Table 17.4: Project Limits and Model Cell Block Sizes

The geology features of the Kemess South deposit are well known, and nine lithologic units are recognized in the block model. The units are listed in table 17.5. The geology of the deposit is recognized as a controlling factor in grade distribution. The lithologies are coded with the assays in the data set. The lithologies were interpreted on 50m spaced sections. The 2D cross section lithology outlines were then coded into the block model.

As a result of the supergene process at Kemess South, the Leach Cap layer is characteristically depleted in copper mineralization and supergene is enriched in copper mineralization. Lithologic boundaries were used to restrain the copper assays from crossing the lithologic boundary during the kriging process. The data set was coded with the lithologies so that only Leach Cap assays are used to determine block grades in the Leach Cap lithology. The same is true for the Supergene lithology.

In 2002 Kemess staff completed geologic outlines of the alteration assemblage at Kemess South. Five distinct alteration assemblages were noted. The description of each can be found in table 17.6. A description of the assemblage was noted in section 9.0 Mineralization. The outlines were used for a new item in the block model. A mill throughput estimation based on the historical mill performance for each alteration type was established.

Code	Geologic Unit	Type
1	Overburden	Waste
2	Leach cap	Ore
3	Supergene	Ore
5	Hypogene	Ore
6	Takla Volcanics	Ore
7	Asika Group	Waste
8	Toodoggone Formation	Waste
11	Asitka Group PAG	Waste
18	Toodoggone Copper Zone	Ore

Table 17.5: Geology Unit names and Block Model Codes

The alteration outlines were also used as a gold grade correction parameter. This topic is covered in Section 18.2 Other Relevant Data and Information.

Code	Alteration
1	Moderate to Intense Chlorite\Sericite
2	Moderate Chlorite\Sericite with Potassium Feldspar component
3	Potassium Feldspar with a weak to moderate Chlorite\Sericite component
4	Weak Sericite- Weak Potassium Feldspar
5	Weak sericite

Table 17.6: Alteration and Block Model Codes

17.2.2 Grade Capping

Exploratory data analysis and variography show the gold and copper grades have low coefficients of variation and good spatial continuity. Few outliers were observed on composite histograms. Gold grades were capped at 2 g/mt for the Leach Cap and Supergene material types. Copper grades were capped at 3% for the Supergene material and 1% for the Hypogene material.

17.2.3 Variography

Blast-hole data was used instead of the drillhole composite data to define correlogram parameters. This method appears reasonable based on the good grade reconciliation history with the mill and the benefit of the closely spaced sample set (10-12m).

Gold grades show good continuity in general, with moderate nugget-effects, always below 30%, and often below 10%, of the sill. Relatively long horizontal ranges, and a strong vertical anisotropy characterize the gold correlograms; vertical ranges being shorter than horizontal ranges. Anisotropy in the horizontal plan is generally not significant and although material types dip to the southwest, this is not reflected in the correlograms. This indicates the independence of the gold mineralization continuity to material type.

Spatial continuity in copper is not as good as it is for gold. The continuity is more dependent on the material type than gold and there is a strong vertical anisotropy, with vertical ranges much shorter than horizontal ranges.

17.2.4 Specific Gravity

Adapted from Technical report Kemess Mine Review page 17-4 posted on SEDAR December 2001.

The specific gravity database used for the estimate at Kemess South includes 3,162 measurements done on pulps from the El Condor 1991 drilling program. Subsequently, selected representative core samples were sent to Intertek Testing Services (Bondar-Clegg) in Vancouver for SG determination using the wax immersion method. The selected core included 229 samples from the supergene zone, 45 samples from the hypogene and 2 samples from the Sustut Group rocks that overlie the west half of the deposit. Kemess staff used average specific gravities as per Table 17.7.

The SG measurements on core indicate that the supergene and hypogene ore tonnages, and therefore reserves, may be overestimated by 4% and 3%, respectively. It should be noted that these percentages fall generally within the margin of error for the reserve calculation and that past reviewers such as MRDI, did not recommend that the tonnages shown in the life-of-mine plan be changed.

Zone	SG used in block Model	Average from Testing	Number of Samples	Difference (%)
Supergene	2.69	2.58	229	4.1%
Hypogene	2.71	2.62	45	3.3%

Table 17.7 Specific Gravity for Reserves

Additional SG data was collected while drilling the east end of the deposit and as shown in table 17.8 below does not suggest changing the SG of the hypogene ore.
Zone	SG used in block Model	Average from 2006 Testing	Number of Samples	Difference (%)
Hypogene	2.71	2.69	101	0.7%

Table 17.8 Specific Gravity Eastern Extension

Consequent annual reconciliations, of which 2006 is presented in Section 18.1 Other Relevant Data and Information, concur with the findings of the initial technical report on Kemess South.

17.2.5 Block Model Interpolation

Exploratory data analysis suggests that gold should be kriged with soft boundaries across Leach Cap, Supergene, and Hypogene (with a trend) units. Hard boundaries are more suitable for the low-grade Takla Volcanics. Although gold grades decrease with increasing depth and increasing hardness class in the Hypogene, boundaries between hardness classes are not strictly hard, and should be treated as transitional.

For copper, hard boundaries, lithologic units, were used to prevent smearing of higher grades from Supergene into the other lower grade material types. Hardness class boundaries within the hypogene were modeled with soft boundaries.

Variogram parameters specific for each material type, hardness class, and variogram domain were used.
Ordinary kriging was applied in three passes. A fourth pass consisted in a direct assignment of the local mean to the estimate. These local means are calculated on the 5 m composites by material type and hardness class in Hypogene, and by variogram domain.

Stationarity of the mean and the variance is required to use ordinary kriging. In presence of trends, like decreasing grades with depth, the assumption of stationarity is no longer valid. However, it is generally possible to assume local stationarity if the composites used to krige a block are selected on a restricted neighbourhood defined by a search ellipsoid. The search ellipsoid ranges and orientations were designed according to the variogram ranges and orientations. Pass 1 search ranges correspond to the ranges at which the variograms reach about 50 % of their sill, rounded up to the closest multiple of 50 m. Pass 2 search ranges correspond to the ranges at which the variograms reach about 90 % of their sill, rounded up to the closest multiple of 50 m. In Pass 3, an isotropic 200 m search range was used. Search ellipsoids were generally oriented North-South or East-West, except for copper in hypogene, hardness class 2, and variogram domain 5, showing clearly longer ranges at 60 degrees north.

17.2.6 Validation of the Block Model

The block model was validated in two ways:

1) Inspection of sections and plans looking primarily at the grade interpolation relative to drill hole values. Overall good agreement exists between the drill hole assays and model block copper and gold values.
2) The second was the reconciliation between the block model and the mill production in 2006. The reconciliation between the block model and the mill production was within 4% on tonnes, copper grade and gold grade. The reconciliation was performed on the material mined from the new block model between year-end surfaces. The reconciliation results are in Table 18.1.

As the drilled density for the material to be mined within the current pit design is similar to that used for the various reconciliations carried out to date, the co-efficient of variation is low, and past reconciliations to the mill are reasonably accurate the ore within the pit design can be classified as proven. There are no reserves or resources outside of the pit design shell.

17.2.7 Reserve Pit Design Parameters

A geotechnical analysis to determine final wall angles was completed by Knight Piésold of Vancouver. The slope designs for the Kemess South open pit are based on the geotechnical studies of 1999, 2000, 2004 and an additional assessment in 2006. The current design has been broken into nine design sectors with inter-ramp angles ranging from a low of 27° to a high of 51°. The haul roads are designed with a gradient of 10 per cent and a width of 25-40m. Bench heights are 15m with single and double bench configurations. See Figure 17.1.

The mine staff collects, processes, and interprets the geotechnical monitoring data. Reports on the status of the pit slope are compiled regularly and discussed with operations personnel.

17.2.8 Pit Optimization

Using the technical and economic parameters given and the block model of the deposit, in-house staff conducted pit optimization using a Lerch-Grossman cone. The cone is the base from which the final design is developed. The cone is run using MineSight® software.

17.2.9 Economic Parameters for the Reserve Estimate

The economic parameters are listed in table 17.9.

Copper Price	USD $1.40/lb
Gold Price	USD $475/ounce
Silver Price	USD $7.50/ounce
Exchange Rate	USD $1.00 = CDN $1.25
Mining Cost	CDN $1.85
Milling Cost	CDN $3.86
G & A Cost	CDN $1.42
Pit Slopes	as per Knight Piésold
Mill Recoveries and Concentrate Grades	See comments below
Smelter, Refining, Freight	See comments below
Other	See comments below

Table 17.9 Economic Parameters for the Reserve Estimate

1) Mill recovery equations and concentrate grades are based on metallurgical testing and historical data.

2) Smelting, refining and freight (SRF) costs contain penalties for deleterious elements, which are not part of the block model NSR calculation.

3) Other costs include an allowance for royalty payments to Trilon Bancorp Inc. The advance royalty payment to the DRC Syndicate is not considered in the costs.

4) The economics for the reserves are run on a pretax basis.

The overall mining parameters for reserves were modified for the east end of the east pit to reflect the nature of the material to be stripped to access the ore. See table 17.10 for the modified parameters.
Copper Price	USD $2.52/lb
Gold Price	USD $475/ounce
Silver Price	USD $7.50/ounce
Exchange Rate	USD $1.00 = CDN $1.25
Mining Cost	CDN $0.94
Milling Cost	CDN $3.71
G & A Cost	CDN $1.37
Pit Slopes	as per Knight Piésold
Mill Recoveries and Concentrate Grades	See comments above
Smelter, Refining, Freight	See comments above
Other	See comments above

Table 17.10 East Pit Economic Parameters for the Reserve Estimate

Copper price: The copper price used to evaluate reserves in the east pit is $2.52 per pound. This price is supported by copper forward sales contracts entered into by the Corporation in Q2 – 2007.

Mining cost: Mining constraints for the west pit ore release schedule resulted in filling a substantial potion of the previous east pit excavation with waste. The resultant short haul enabled the timely release of west pit ore to optimize mill throughput. This material can easily be free dug to expose the remaining ore in the east pit walls and results in the much lower over all mining cost for the east end.

G & A Cost: Due to the mining of this material at the end of the life of mine G & A costs were estimated to be slightly lower than for the rest of the reserve.

Milling Cost: Milling costs have been reduced to reflect the proposal to deposit tailings into the west pit after it has been mined out as the east pit will be mined at the end of the life of the operation. Permitting for this proposal has not yet been finalized but it is not seen as an obstacle. A detailed proposal has been costed and put together by Hatch Associates.

17.2.10 Mining Recovery and Mining Dilution

The Kemess South pit has been in operation since 1998. The mine geologists have a good understanding of the nature of the ore waste contacts. The experienced operators, have been aided by the mine geologists in identifying the ore waste contacts. The waste is easily distinguishable in the field based on colour and or a combination of colour and blast fragmentation.

A dilution factor was calculated based on dilution due to mining adjacent to waste contacts:

Ore Type	Mining Factor	Assumption
Hypogene	Grade reduction of 0.8%	Lost ore tonnes replaced with the equivelent waste tonnes at 0.0 grade
Supergene\Leach Cap	Grade reduction of 2.5%	Lost ore tonnes replaced with theequivelent waste tonnes at 0.0 grade

Table 17.11 Mining Factor

Dilution will decrease in the lower benches of the west pit and for the east pit as the ore will be largely bounded by incrementally lower grade ore instead of waste rock units as experienced higher up in the west pit.

17.2.11 Low-Grade Stockpile

A low-grade stockpile, representing 6% of the total reserve, is incorporated in the reserve total. The stockpile is hypogene in nature and totals 4 million tonnes grading 0.12% Cu and 0.29 g/mt Au. The copper and gold grade applied to the stockpile was determined by blasthole assay values. The tonnes were determined by truck count and load factor, considered reliable based on stockpile reconciliations. The stockpile total has increased slightly from previous estimates due to higher commodity prices.

The mill records from 2004 verify the recovery assumptions used to determine the economics of the stockpile. Milling and G&A costs are unchanged from the reserve assumptions. Mining costs have been reduced appropriately to account for the reduced cost associated with mining from a stockpile. A $0.50 CDN reclamation credit has been added to the revenue assumption to account for the impact on the environmental bond at Kemess. The processing of the stockpile is scheduled to commence in 2008 and be mined in increments to the end of 2009.

18.0 Other Data and Information

18.1 2006 Reconciliation

The table below shows the 2006 annual reserve reconciliation.
Item	Tonnes	Au g/mt	Cu%
Extracted from the Reserve Model in 2006	17,043,583	0.756	0.251
Mining Factor Applied	17,043,583	0.748	0.249

Milled in 2006	18,233,977	0.763	0.244
Stockpile Milled in 2006	-590,532	1.290	0.371

Milled Reserves from Pit	17,643,445	0.745	0.240

Difference (Milled vs. Extracted from Reserve)	599,862	-0.003	-0.009
Difference (Percentage)	3.5%	-0.4%	-3.6%

Table 18.1 2006 Reconciliation with the Mineral Resource-Reserve Model

The block model estimates were calculated by the author using year-end topographic surfaces. The results shown in table 18.1, demonstrate that the current block model does a reasonable and adequate job in predicting tonnage, copper grade and gold grade.

18.2 Gold Grade Adjustment

In 2001, Northgate Exploration Limited (Northgate) observed substantially higher gold grades in the ore mined from the Kemess South pit than was predicted by the resource model. Gold grades were systematically higher on a month-to-month basis with no exception since the proper reconciliation procedures had been implemented.

Northgate engaged MRDI to help investigate the differences seen in the grade reconciliation and provide an opinion on the reasonableness of a reserve grade modification.

In a gold reconciliation study filed on SEDAR in March of 2002, in MRDI's opinion, a 10% gold grade increase to the unadjusted reserve grade was reasonable based on the reconciliation data reviewed and the discrepancies observed.

Pursuant to the Gold Reconciliation Study in the block model for the reserves at Kemess South implemented a blanket 10% gold increase to the original kriged grades in the model.

The gold grade correction is rerun annually. The resultant correction factors for the 2006 reserve model are listed in Table 18.2.
Ore Type	Copper	Gold	Area
Leach Cap	-10%	5%	West Pit
Supergene	20%	13%	West Pit
Hypogene	0	8%	West Pit

Hypogene	-2%	5%	East Pit -East and South walls only +1200el

Table 18.2 Gold Grade Adjustment

19.0 Interpretation and Conclusions

The Kemess South pit and concentrator have operated since 1998.

The geological interpretation used for the determination of the mineral resource and reserve estimates for the Kemess South pit were based on extensive drilling and well understood geology. The assay data was verified and tested through actual production. The resource modelling process was carried out using industry best practices. The resource model has been tested where previous grade control drilling overlapped with the new resource model. The new block model estimate was within 5% with respect to tonnes, copper grade and gold grade of the grade control model.

The east pit reserve grades changed less than 4 percent after nearly doubling the drill density. This demonstrates the relatively consistent grades and even grade distribution in the east pit and improves the confidence in the reserve estimate.

The concentrator has improved performance over time. Metal recoveries have been steady for gold and slightly improved over time for copper. Throughput has improved considerably over time.

The pit slopes were determined based on geotechnical drilling and assessments by Knight Piesold of Vancouver. Mining factors were included in the mineral reserve estimate. The economic analysis and cash flow forecast is positive, demonstrating that the mineral reserves are economic.

The author is not aware of any issues that have not been otherwise disclosed in this report that would materially affect the current estimate of the mineral reserves for the Kemess South pit.

Based on the economics used and the actual mining experience at Kemess South the reserve estimate is valid.

20.0 Recommendations

It is recommended that the diamond drill model continue to be monitored on a monthly basis and that the gold factor is checked against the blasthole and mill data to verify the previous year's grade adjustment factors.

21.0 References

"Technical Report Kemess Mine Review", December 2001, MRDI, Maryse Bélanger; BSc, Filed on www.sedar.com .

"Third Addendum to the Technical Report , Kemess Mine Review, Gold Reconciliation Study", March 2002, MRDI, Maryse Bélanger; BSc, Filed on www.sedar.com .

"Geotechnical Investigations and Evaluation for Open Pit Development" (Ref. No. 11816/39-1), Dean R. Brox, P.Eng. and Ken J. Brouwer, P.Eng.

"Report to Kemess Mine, Pit Slope Stability and Design," C.O. Brawner, P.Eng.

"Hydrogeological Investigations and Evaluation for Open Pit design" (Ref. No. 11816/34-2), Ken J. Brouwer, P.Eng.

"Report on 2003 Open Pit Hydrogeological and Geotechnical Investigations" (Ref. No. VA101-4/6-1), Ken J. Brouwer, P.Eng.

"In situ Rock Stress Determination Project at Kemess Mine South Pit" (March 15, 2004) P.M. Thompson, P.Eng.

"2006 Drilling Program, Sample Preparation and Analytical Quality Assurance Report" , (March 7, 2007) R. Konst (Internal report)

"43-101 Kemess South Technical Report", (April 28, 2005), Brian O'Connor, Filed on www.sedar.com.

"Northgate Minerals Corporation, Kemess Mine Resource Model, Au-Cu Porphyry Project", August, 2006, J. Smith P.Geo, E. Henry

22.0 Date

This report is effective as of May 31, 2007

23.0 Additional Requirements for Technical Reports on Development Properties

23.1.1 Mining Operations

The Kemess South pit is mined utilizing conventional open pit methods. The pit is mined on 15m benches. The final wall is designed with a combined single and double bench configuration. The wall angles were noted in section 17. Material is loaded into Euclid R260 haul trucks using one of the two electric shovels or the hydraulic shovel. The ore is hauled to the primary crusher located at the mill. Waste rock and overburden is identified, hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating ("PAG") or metal leaching potential is hauled and dumped in unique and controlled waste stockpiles close to the pit. Table 23.1 identifies the planned equipment fleet for the mine. Adequate auxiliary equipment is available to support the mining activities.

Equipment	No. of Units
Rotary Drill	2
Small Dia. drills	3
Secondary Drill	1
Electric Shovel	2
Hydraulic Shovel	1
Wheel Loader	2
Haul Truck	15
Track Dozer	6
Wheel Dozer	1
Road Grader	5
Backhoe	2
Water Truck	1

Table 23.1 Equipment Fleet for the Mine

23.1.2 Metallurgical Processes

The ore is hauled directly to a gyratory crusher and coarse ore stockpile area south of the pit. The crushed ore is fed to two semi-autogenous (SAG) grinding mills, followed by two ball mills and one regrind mill. Flotation circuits are then used to produce a gold-copper-silver concentrate. Mill tailings are pumped through two 7,500 m long, 66 cm diameter lines to the tailings facilities. Tailings dam construction is an ongoing project over the life of the mine, with monitoring and design work being performed by AMEC E&E from Burnaby, B.C. The bulk of the tailings for the east pit are proposed to be deposited into the completed west pit resulting in a considerable cash cost savings.

23.1.3 Concentrate Handling

The concentrate is trucked in bulk approximately 380 km via gravel road to a rail spur at Mackenzie, B.C. The concentrates are then loaded onto railcars and transported to the Horne Smelter in Quebec. Small shipments of concentrate are sent to auxiliary refineries.

23.1.4 Production Forecast

The mine staff has prepared a long-term production forecast that is designed to minimize operating costs while maximizing mill throughput. The staff then calculated haulage productivities based on assumed profiles for the production forecast. This is combined with the associated shovel productivities to form the basis of the long-range plan cost forecast. Table 23.2 lists the material to be moved over the life of the pit.
Kemess South	TOTAL	2007	2008	2009	2010
	(Tonnes)	(Tonnes)	(Tonnes)	(Tonnes)	(Tonnes)
Dry Tonnes milled	67,213,000	18,650,000	18,259,000	17,664,000	12,640,000
Dry Tonnes waste mined	52,131,000	25,572,000	17,066,000	5,120,000	4,373,000
Strip ratio	0.78	1.31	0.96	0.40	0.35

Table 23.2 Life of Mine Production Forecast

23.2 Recoverability

Gold and copper recoveries at the Kemess Mine have been consistent over the time period of 2004 to 2006. Operating results for the years 2004 through 2006 are recorded in the Table 23.3.

Kemess South	2004	2005	2006
Tonnes Milled (ore)	18,589,000	17,995,159	18,234,000
Gold Grade (g/mt)	0.735	0.723	0.763
Copper Grade (%)	0.231	0.229	0.244
Gold Recovery (%)	69	67	69
Copper recovery (%)	83	81	83
Gold Production (ounces)	303,475	279,962	310,296
Copper Production (000s pounds)	78,291	73,722	81,210

Table 23.3 Operating Results 2004-2006

23.3 Markets

Northgate markets the Kemess copper-gold concentrate, which is shipped to Xstrata Copper's Horne Smelter in Rouyn-Noranda, Quebec.

23.4 Contracts

Northgate Minerals Corporation had the following contractual obligations at Dec. 31, 2006.

Northgate currently has a multi-year contract with Xstrata Copper for the shipment and sales of Kemess gold-copper concentrate through December 2009. This contract has been recently extended and further extensions to the end of the life of the mine are expected. Northgate has a separate agreement covering the trucking of the concentrate from the mine site 380km to a railhead at Mackenzie and associated loading and road maintenance activities.

The author is not aware of any agreements that are not within market parameters.

23.5 Environmental Considerations

The Corporation is committed to maintaining effective management systems with respect to environmental matters at the Kemess South Mine. Potentially acid generating waste is identified through routine ABA testing before blasting. This waste type is segregated from the non-acid generating material and stockpiled close to the pit. At the end of mining all potentially acid generating material will be rehandled into the pit and eventually submerged as the pit floods. All surface waste dumps are non-acid generating and will not require long term treatment of surface run off water.

Northgate regularly updates its estimate of future expenditures. The provision at December 31, 2006 for the site closure and reclamation was $28.2 million (USD). This estimate is based on available information including preliminary closure plans, alternatives and applicable regulations.

23.6 Taxes

The Kemess South Mine is currently subject to the following taxes: British Columbia tier I mineral tax (2% of operating cash flow). Property taxes ($1.45 million in 2006).

Northgate Minerals Corporation is subject to federal capital tax (0.175% of invested capital to be phased out beginning in 2008) and provincial and federal income taxes.

23.7 Capital and Operating Expenses

Capital expenditures include sustaining capital for raising the tailing dam, plant modifications, camp expenditures and incremental mining equipment for Kemess South are, for the remaining life of mine, estimated to be $11 million CDN.

Mine staff developed the life of mine operating costs from first principles. Annual equipment utilization hours were derived from the forecast, then costed, based on current unit operating costs. Minor support functions were estimated based on unit per mined tonne values and added to the overall costs to produce a mine operating cost. The year-over-year costs were incremented to reflect the increasing depth of the pit.

See tables 17.1, 17.9, and 17.10 above for details on actual costs.

23.8 Economic Analysis

Table 23.4 sets forth an economic analysis for the Kemess South mine reflecting a cash flow forecast on an annual basis. In addition, certain sensitivity analyses are described in Table 23.5 below. The cash flow forecast in Table 23.4 has been based upon only the mineral reserve estimate for the Kemess South mine as reflected in this Report, representing approximately a four year life.
	2007	2008	2009	2010
Prices
Gold (US$/oz)	475	475	475	475
Copper (US$/lb)	1.4	1.4	1.4	1.4
Silver (US$/oz)	7.5	7.5	7.5	7.5
Exchange Rate (Cdn$/US$)	1.25	1.25	1.25	1.25

Metal Production
Gold (Troy oz)	284,983	231,795	157,474	68,063
Copper (000 lbs)	74,623	71,008	46,359	29,649
Silver (Troy oz)	385,222	301,333	204,717	88,482

Net Cash Cost (US$/ounce gold)	$ 340	$ 298	$ 340	$ 248

After Tax Free Cash Flow (millions of Cdn$)	$ 21	$ 38	$ 21	$19
Notes:
1. After Tax Free Cash Flow includes maintenance capital and capital lease payments but excludes all Corporate costs and exploration expenses.
2. Metal Price and Exchange rate assumptions used in the calculation of Net Cash Costs and After Tax Free Cash Flow are consistant with Northgate's 2006 Mineral Reserve assumptions.

3. After Tax Free Cash flow and Net Cash Cost figures for 2009 and 2010 include the effect of 16,200 tonnes of copper derivative sales contracts that have been put in place by the Corporation at a price of US$2.52/lb which effectively fix the price for 100% of the copper produced during the Q4-2009-Q3-2010 period at US$2.52/lb.

Table 23.4 Annual Cash Flow Forecast

Factor	Change	Total After Tax Cash Flow Impact (Cdn$ Millions)

Gold Price	US$10/oz	$5
Copper Price	US$0.10/lb	$12
Foreign Exchange Rate	$0.02	$8

Note: Total After Tax Cash Flow Impact assumes that the Change was in effect over the entire period from January 1, 2007 through December 31, 2010.

Table 23.5 Sensitivity Analysis

23.9 Payback

There is no outstanding debt on the property.

23.10 Mine Life

Proven and probable mineral reserves are projected to sustain the mining operation until the end of the third quarter of 2010.

There is additional mineralized material around the margin of the East Pit that may be converted into a reserve in the near future if commodity prices maintain current high levels or continue to climb.

The most immediate potential to extend the mine life of the property is the Kemess North project. The Kemess North project completed the environmental review process on May 23, 2007 and final recommendations are pending. The project has a proven reserve of 299,267,000 tonnes grading 0.30 g/mt gold and 0.16% copper, and a probable reserve of 124,631,000 tonnes grading at 0.29 g/mt gold and 0.15% copper.

24.0 Illustrations

Figure 1.0: Location Map Kemess Property

N
YUKON TERRITORY
N.W.T.
60th Parallel
KEMESS PROPERTY
GALORE CREEK
ALBERTA
MT. MILLIGAN
BELL
EQUITY
ENDAKO
PRINCE GEORGE
BRITISH
COLUMBIA
PACIFIC
OCEAN
GIBRALTAR
MT. POLLEY
FISH LAKE
ISLAND COPPER
VALLEY
AFTON
BRENDA
SIMILCO
49th Parallel
U.S.A.
MILES
0 100 200 300
0 100 200 300 400 500
KILOMETRES
LEGEND
Road
Railway
Quesnel Trough
Open Pit Porphyry Mines & Projects

Figure 2.0: General Property Geology Kemess (Diakow 2001)
Legend:
Q- Quaternary material
B - Early Jurassic – Intrusives – Pink colour
H - Lower Jurassic – Hazelton Group - Toodoggone Formation Volcanics – Green and Brown
A - Pennsylvanian to Permain – Asitka Group Cherts and mudstones – Grey
Asitka Group Limestones – Cyan
Asitka Group Mafic flows - White
T - Upper Triassic – Mafic flows and intercalcated sediments - White

Figure 3.0 Infrastructure

Figure 4.0 Adjacent Properties

Figure 7.1 Plan – Geology and Pit Outline – 1260 Elevation

N
S
W
E
NBF
Asitka Group
Hypogene Ore
East Pit
Supergene Ore
Leach Cap
West Pit
Toodoggone Formation
Pit Outline
9000 E
9250 E
9500 E
9750 E
10000 E
10250 E
10500 E
10750 E
10400 N
10200 N
10000 N
9800 N
9600 N
9400 N
9200 N

Figure 7.2 Plan – Surface Projection of east pit ore

Figure 7.2 Plan – East Pit Reserve Outline

N
W
E
S
Cyan outlines show the new ultimate pit limits with respect to recent drilling
Red= old hole
Green= new hole
100m
GRID

Figure 17.1 - Pit slope design angles by wall sector